Exhibit 21.1

Siyata Mobile Inc.
List of subsidiaries

Name	Jurisdiction
1. Siyata Mobile (Canada) Inc.	British Columbia, Canada
2. Siyata Mobile	(Israel) Ltd. Israel
3. Queensgate Resources Corp.	British Columbia, Canada
4. Signifi Mobile Inc.	Quebec, Canada